Press Release



           Madison Extends Tender Offer Expiration and Withdrawal Date
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     NEW YORK--Madison Liquidity Investors 104, LLC, an investment management limited liability company that has commenced a tender offer for limited partnership interests of Jones Growth Partners, L.P., a Colorado limited partnership, said Monday that it is extending the Expiration Date of its tender offer.

     For investment purposes, Madison has offered to buy up to 8,488 Partnership Units at $450.00 per Unit. Madison's tender offer and the deadline for exercising withdrawal rights, both originally set to expire on December 4, 1998, and subsequently extended to December 28, 1998, have now been extended to 5:00 p.m. Eastern Standard Time on January 20, 1999. As of the close of business on December 23, 1998, Madison said that 261 Units have been tendered and not withdrawn under its tender offer.

     Madison Liquidity Investors 104, LLC is an affiliate of The Madison Avenue Capital Group, LLC, a Delaware Limited Liability Company that invests in limited partnership units, common stock and other securities issued by companies which own diversified portfolios of real estate, cable television systems, transportation and other leased equipment, film portfolios, LBO/venture investment portfolios and other cash flow producing assets. The Madison Avenue Capital Group and its affiliates have over $270 million in committed capital. Questions and requests for assistance or additional copies of the tender offer material may be directed to Madison Liquidity Investors 104, LLC, c/o Gemisys Tender Services, 7103 South Revere Parkway, Englewood, Colorado 80112, Telephone
(303) 705-6390.